UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2011

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

This report on Form 6-K is hereby incorporated by reference in the registration statement on Form F-3 of Banco Santander (Brasil) S.A. (Registration Statement No. 333-174483).

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE BOARD OF DIRECTORS´ MEETING

HELD ON MAY 31, 2011

DATE, TIME AND PLACE:

May 31, 2011, at 10:00 a.m., at the main place of business of Banco Santander (Brasil) S.A. (“Company”).

ATTENDANCE:

The majority of the Company’s Board of Directors members, as follows: Mr. Fabio Colletti Barbosa – Chairman of the Board of Directors; Mr. Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Absent by justified reasons the Director José Antonio Alvarez Alvarez. Present also Mr. Carlos Alberto López Galán, Company´s Vice-President Executive Officer.

SUMMON:

The Meeting was duly convened as provided for in article 16 of the Company’s Bylaws.

BOARD:

Pursuant to article 18, item I of the Company’s Bylaws, the Meeting was chaired by the Chairman of the Board of Directors, Mr. Fábio Colletti Barbosa, who invited Mr. Marco Antônio Martins de Araújo Filho, Company’s Vice-President Executive Officer, to act as the Secretary.

AGENDA:

(a) Approve proposal for the declaration of Intermediary dividends based on the Dividend Equalization Reserve account, and Interim dividends as determined in the balance sheet of April 30th, 2011; (b)  Approve the change on the criteria for the compensation of the members of the advisory bodies of the Board of Directors; (c)  Appoint the members of the Corporate Governance, Ethics and Sustainability Committee, its coordinator and their annual compensation; (d)  ratify the exoneration of a Vice-President Executive Officer and of Officers Without a Specific Designation; and (e)  Acknowledge of the Company´s economic-financial results for April, 2011.

RESOLUTIONS TAKEN:

Initially, the Board of Directors´ members approved the writing of the Minutes of the Meeting in an abridged form. It was also approved the publication of the Minutes in the form of an abstract, without Directors’ signatures.

[Free English Translation]

Afterwards, proceeding to the item of the Agenda, after examination and discussion of such matters, and based on the documents submitted to the Directors, which will be filed at the Company’s main place of business, the Company´s Board of Directors, unanimously and without any restrictions, resolved to:

(a) Approved, pursuant to Article 17, item X of the Company´s Bylaws, the proposal of the Board of Executive Officers, according to the meeting held on May 30th, 2011, at 10:00a.m., for the declaration, ad referendum of the Company´s Ordinary Shareholders Meeting to be held on 2012, of: 1)  Intermediary dividends, pursuant to article 35, item III, of the Company’s Bylaws, based on the Dividend Equalization Reserve account, in the amount of R$ 273,840,060.07 (two hundred and seventy-three million, eight hundred and forty thousand, sixty reais and seven cents), corresponding to R$ 0.65564623 per batch of one thousand (1,000) ordinary shares, R$ 0.72121085 per batch of one thousand (1,000) preferred shares, and R$ 72.12108515 per batch of one thousand (1,000) Units; and 2)  Interim dividends, pursuant to article 35, item II, of the Company’s Bylaws, based on the profits determined in the balance sheet prepared specifically for this purpose, on April 30th, 2011, in the amount of R$ 476,159,939.93 (four hundred and seventy-six million, one hundred and fifty-nine thousand, nine hundred and thirty-nine reais and ninety-three cents), corresponding to R$ 1.14005405  per batch of one thousand (1,000) ordinary shares, R$ 1.25405945 per batch of one thousand (1,000) preferred shares, and R$ 125.40594525 per batch of one thousand (1,000) Units. According to the proposal of the Board of Executive Officers, shareholders registered in the Company’s books at the end of May 31, 2011, including, shall be entitled to the intermediary and interim dividends herein approved. Therefore, as of June 1st, 2011, including, the Company’s shares shall be traded “ex-dividends”. The amount of the intermediary dividends approved shall be fully included in the complementary dividends in relation to the fiscal year of 2011, and the interim dividends hereby approved shall be fully included in the mandatory dividends to be distributed by the Company in relation to the fiscal year of 2011, and shall be paid in a date to be timely informed, without any compensation as monetary correction. Finally, the Directors authorized the Board of Executive Officers to take all measures required to publish the relevant “Notice to the Shareholders”, to disclose the resolutions herein to the market;

(b) Approved, with abstention of Messrs. Fabio Colletti Barbosa and Viviane Senna Lalli, the change on the criteria for the compensation of the members of the advisory bodies of the Board of Directors, with exception of the Audit Committee. The actual members of the advisory bodies shall be entitled, as from this date, to the compensation approved in their respective appointments, provided that they do not occupy the positions of Chairman of the Board of Directors, in accordance to Article 13, paragraph 2nd of Resolution # 3.198, of May 27, 2004, of Brazilian National Monetary Council, or Company´s Officer, in such case the compensation shall be due only with respect to the activities performed within the scope of the Board of Executive Officers;

(c) Approved, with abstention of Mr. Fabio Colletti Barbosa, pursuant to Article 14, paragraph 6th of the Company´s Bylaws and the favorable recomendation of the Appointment and Compensation Committee, Messrs.  Fabio Colletti Barbosa, Brazilian citizen, married, business administrator, bearer of the Identity Card (“RG”) # 5.654.446-7 issued by the Public Security Department of São Paulo (“SSP/SP”), registered with the Individual Taxpayers’ Roll (“CPF/MF”) under # 771.733.258-20, resident and domiciled in the city and State of São Paulo, with commercial adress at Avenida Presidente Juscelino Kubitschek, nº 2235, São Paulo/SP; Gilberto Mifano, Brazilian citizen, married, business administrator, bearer of the RG # 3.722.086 issued by the SSP/SP, registered with the CPF/MF under # 566.164.738-72, resident and domiciled in the city and State of São Paulo, with commercial adress at Avenida Presidente Juscelino Kubitschek, nº 2235, São Paulo/SP; and José Luciano Duarte Penido, Brazilian citizen, married, engineer, bearer of the RG # M-3.764.122 issued by the Public Security Department of Minas Gerais (“SSP/MG”) and registered with the CPF/MF under # 091.760.806-25, resident and domiciled in the city and State of São Paulo, with commercial adress at Avenida Presidente Juscelino Kubitschek, nº 2235, São Paulo/SP; as members of the Company´s Corporate Governance, Ethics and Sustainability Committee, advisory body of the Board of Directors, without decision-making powers, for a term to expire at the Company’s Board of Directors Meeting to be held after Ordinary Shareholder Meeting of 2013. Mr. Fabio Colletti Barbosa will serve as the committee coordinator. In addition, it was approved the compensation of the Corporate Governance, Ethics and Sustainability Committee’ members of R$ 10,000.00 (ten thousand Reais) per meeting to be held from this date on, being eligible to this compensation only those members who are not officers of the Company;

[Free English Translation]

(d) Ratified, pursuant to Article 17, item III, of the Company´s Bylaws, the exoneration of  Messrs. Pedro Paulo Longuini, Brazilian citizen, married, engineer, bearer of the RG # 8.645.275-7 issued by the SSP/SP, registered with the CPF/MF under # 025.986.508-75 of the position of Company´s Vice-Presidet Executive Officer; Claudio Almeida Prado, Brazilian citizen, divorced, engineer, bearer of the RG # 11.334.368-1 issued by SSP/SP, registered with the CPF/MF under # 125.808.358-22; Gustavo Summers Albuquerque, Brazilian citizen, married, bank employee,  bearer of the RG # 460.726 issued by the Félix Pacheco Institute of the State of Rio de Janeiro (“IFP/RJ”), registered with the CPF/MF under # 957.136.207-78 and Juan Colas de Casso, Spanish citizen, married, bank employee, bearer of foreigner’s identification card (“RNE”) # V665974S-Temporary, registered with the CPF/MF under # 233.899.898-70 of the positions of Officers Without Specific Designation, for which they were appointed in the Board of Directors Meeting held on April 28th, 2011, being all exonerated from their positions on May 23rd, 2011; and

(e) Finally,  acknowledged the Company´s economic-financial results for April, 2011.

CLOSING: There being no further matters to be resolved, the Meeting was closed and these Minutes were prepared, which were read and approved, and signed by all Directors and the Secretary. São Paulo, May 31, 2011. a) Mr. Fabio Colletti Barbosa - Chairman of the Board of Directors; Mr.  Marcial Angel Portela Alvarez - Vice-Chairman of the Board of Directors; and Messrs. José Manuel Tejón Borrajo; José de Menezes Berenguer Neto; José de Paiva Ferreira; Celso Clemente Giacometti; José Roberto Mendonça de Barros and Mss. Viviane Senna Lalli - Directors. Marco Antônio Martins de Araújo Filho – Secretary.

I certify that this is a true copy of the Minutes kept in the proper Book of Meetings of the Company’s Board of Directors.

_______________________________________

Marco Antônio Martins de Araújo Filho

Secretary of the Board

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: May 31, 2011

Banco Santander (Brasil) S.A.

By:	/S/ Marco Antonio Martins de Araújo Filho
Marco Antonio Martins de Araújo Filho Vice-President Executive Officer

By:	/S/ Carlos Alberto Lopez Galán
Carlos Alberto Lopez Galán Vice-President Executive Officer